Exhibit 99.1

TeliaSonera: Changes in TeliaSonera's Nomination Committee

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 6, 2007--Regulatory News:

    At the annual general meeting 2007 of TeliaSonera AB (publ) (Nasdaq:TLSN) (HEX:TLS1V) (LSE:TEE) (STO:TLSN), the meeting decided that the following persons would be members of the nomination committee until the next annual general meeting: Mr. Jonas Iversen (Swedish state), Mr. Markku Tapio (Finnish state), Mr. KG Lindvall (Swedbank Robur), Mr. Lennart Ribohn (SEB funds/SEB Insurance) and Mr. Tom von Weymarn (chairman of the board of directors).

    In accordance with the instruction for the nomination committee that has been adopted by the annual general meeting, the Swedish state has now announced that Viktoria Aastrup shall replace Jonas Iversen as the Swedish state's representative in the nomination committee. The nomination committee is otherwise unchanged.

    Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera AB, (0)8-713 58 30